EXHIBIT 99.8





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Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")


REPURCHASE ANNOUNCEMENT

1. INTRODUCTION

Telkom SA Limited herewith announces the repurchase of a 22,257,886 Telkom ordinary shares (4.0% of the issued ordinary shares) through the order book operated by the JSE Securities Exchange South Africa ("JSE"), since and in accordance with the general authority granted by Telkom shareholders at the annual general meeting held on 27 January 2004 ("the repurchase"). The repurchases were effected in accordance with 5.72 (a) of the JSE Listings Requirements.

2. AUTHORISED REPURCHASE LIMITS

In terms of the special resolution the general authority is limited to a maximum of 20% of Telkom's issued share capital. A maximum of 111,406,363 ordinary shares could be repurchased in terms of the general authority obtained from shareholders.

3. IMPLEMENTATION

The repurchase of the 22,257,886 Telkom ordinary shares was executed between 24 March 2004 and 9 September 2004, excluding closed periods. No shares were repurchased between 15 June 2004 and 18 June 2004, the period over which Thintana Communications LLC placed 14.9% of their shareholding.

-------------------------------------------------------------------------------------------------
Number of ordinary shares repurchased                                                 22,257,886
-------------------------------------------------------------------------------------------------
Value of ordinary shares repurchased (including costs) (ZAR million)                     1,714.7
-------------------------------------------------------------------------------------------------
Highest price paid per ordinary share (ZAR)                                                82.92
-------------------------------------------------------------------------------------------------
Lowest price paid per ordinary share (ZAR)                                                 73.50
-------------------------------------------------------------------------------------------------
Average price paid per ordinary share (excluding costs) (ZAR)                              76.74
-------------------------------------------------------------------------------------------------
Total number of ordinary shares repurchased to date by the company in terms of        22,257,886
the general authority
-------------------------------------------------------------------------------------------------
Ordinary shares in issue at 31 March 2004                                            557,031,819
-------------------------------------------------------------------------------------------------
Ordinary shares in issue on date of this announcement                                557,031,819
-------------------------------------------------------------------------------------------------
Number of shares outstanding in terms of authority                                    89,148,477
-------------------------------------------------------------------------------------------------

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
-------------------------------------------------------------------------------------------------
Percentage of shares outstanding in terms of authority (%)                                    16
-------------------------------------------------------------------------------------------------


All the shares have been repurchased by subsidiaries of Telkom and are being held in the subsidiary companies as treasury stock.

4. SOURCE OF FUNDS

Repurchases to date have been funded from available cash resources.

5. OPINION OF THE DIRECTORS

The directors of Telkom have considered the impact of the repurchases and are of the opinion that:-

5.1 Telkom and the group will be able, in the ordinary course of business, to pay their debts for a period of 12 months from the date of this announcement;

5.2 the assets of Telkom and the group will be in excess of the liabilities of Telkom and the group for a period of 12 months from the date of this announcement, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2004;

5.3 the ordinary share capital and consolidated reserves of Telkom and the group will be adequate for a period of 12 months from the date of this announcement; and

5.4 the working capital of Telkom and the group will be adequate for a period of 12 months from the date of this announcement.

6. FINANCIAL EFFECTS

-----------------------------------------------------------------------------------
                                             As reported at     Pro forma        %
                                            31 March 2004(1)       (2),(3)   Change
-----------------------------------------------------------------------------------
Earnings per share (cents)                              812           825      1.6
-----------------------------------------------------------------------------------
Headline earnings per share (cents)                     864           878      1.7
-----------------------------------------------------------------------------------
Net asset value per share (cents)                      3983          3849    (3.4)
-----------------------------------------------------------------------------------
Tangible net asset value per share (cents)             3878          3741    (3.5)
-----------------------------------------------------------------------------------

1. Reported results are based on the weighted average shares in issue taking into account the 3,185,736 purchased prior to 31 March 2004.


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2. Pro forma numbers presented are based on the assumption that the 19,072,150 ordinary shares purchased after 31 March 2004, were purchased on 1 April 2003.

3. For the purposes of calculating the earnings and headline earnings per share, it is assumed that all repurchases were financed by excess cash on hand on which interest was received at an after tax rate of 5% per annum.

Pretoria
13 September 2004
Sponsor: UBS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.